Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-135104 and No. 333-146230 on Form S-4, in Registration Statement No. 333-25379, No. 333-39070, No. 333-112427, No. 333-120716 and No. 333-156268 on Form S-8, and in Registration Statement No. 333-156270 on Form S-3 of our report dated February 28, 2008, October 21, 2008 as to Note Q, relating to the consolidated financial statements of Tesoro Corporation (which report expressed an unqualified opinion and included an explanatory paragraph relating to a change in the method of accounting for refined product sales and purchases transactions with the same counterparty that have been entered into in contemplation of one another, and for its pension and other postretirement plans) appearing in the Annual Report on Form 10-K of Tesoro Corporation for the year ended December 31, 2008.

Deloitte & Touche LLP

San Antonio, Texas
February 27, 2009